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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                       For the period ended March 13, 2003

                          Coolbrands International Inc.
                  (formerly Yogen Fruz World-Wide Incorporated)
                 (Translation of registrant's name into English)

              8300 Woodbine Avenue, Markham, Ontario Canada L3R 9Y7
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                 Form 20-F [_]                    Form 40-F [X]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes [_]                          No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_________




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     Materials relating to Registrant and filed pursuant to this Form 6-K include a Material Change Report filed with SEDAR in Canada relating to Coolbrands' agreement to purchase certain ice cream and distribution assets from Dreyers and Nestle.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      COOLBRANDS INTERNATIONAL INC.


Date March 27, 2003                      By   /s/ Aaron Serruya
                                              ----------------------------------
                                         Name:  Aaron Serruya
                                         Title: Executive Vice President




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                             MATERIAL CHANGE REPORT
                                   PURSUANT TO
             Section 85(1) of the Securities Act (British Columbia)
                 Section 146(1) of the Securities Act (Alberta)
            Section 84(1) of The Securities Act, 1988 (Saskatchewan)
                  Section 75(2) of the Securities Act (Ontario)
                Section 81(2) of the Securities Act (Nova Scotia)
      Section 76(2) of The Securities Act, 1990 (Newfoundland and Labrador)

1.   REPORTING ISSUER

     CoolBrands International Inc. ("CoolBrands")
     8300 Woodbine Avenue
     5th Floor
     Markham, Ontario
     L3R 9Y7

2.   DATE OF MATERIAL CHANGE

     March 3, 2003

3.   PRESS RELEASE

     A press release disclosing the material change was issued by CoolBrands on March 4, 2003. A copy of the press release is attached hereto as Appendix "A".

4.   SUMMARY OF MATERIAL CHANGE

     On March 4, 2003, CoolBrands announced that, through its subsidiary Integrated Brands, Inc., it had entered into an agreement with Dreyer's Grand Ice Cream, Inc. ("Dreyer's") and Nestle Ice Cream Company, LLC ("NICC"), a subsidiary of Nestle Holdings, Inc. ("Nestle"), for the purchase and sale of certain ice cream and distribution assets, contingent upon the completion of a proposed transaction among Dreyer's, NICC, and Nestle.

5.   FULL DESCRIPTION OF MATERIAL CHANGE

     CoolBrands has entered into an agreement with Dreyer's and NICC, a subsidiary of Nestle, for the sale and purchase of certain ice cream and distribution assets, contingent upon the completion of the proposed transactions among Dreyer's, NICC and Nestle. Under the asset purchase agreement signed March 3, 2003, Dreyer's has agreed to sell to CoolBrands the Dreamery'r' and Whole Fruit'TM' Sorbet brands and, subject to the receipt of required third-party consents, the Godiva'r' ice cream brand. NICC has agreed to sell its frozen dessert distribution assets in certain metropolitan areas in the States of Washington, Oregon, Florida, California, Pennsylvania, New Jersey and Maryland and the District of Columbia. In addition, the parties have agreed to enter into a number of ancillary agreements relating to such assets.

     Dreyer's and Nestle have entered into the transaction with CoolBrands to address concerns of the Federal Trade Commission ("FTC") arising out of the transaction between Dreyer's and Nestle. The parties have commenced discussions with the FTC




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     regarding the terms of the proposed sale to CoolBrands and will continue to work with the FTC to reach a mutually acceptable resolution in the event that the FTC has any continuing concerns, which the proposed transaction does not address.

6.   RELIANCE ON CONFIDENTIALITY SECTION OF THE ACT

     Not applicable.

7.   OMITTED INFORMATION

     None.

8.   SENIOR OFFICER

     Further information regarding the matters described in this report may be obtained from Michael Serruya of CoolBrands, who is knowledgeable about the details of the material change and may be contacted at (905) 479-8762.

9.   STATEMENT OF SENIOR OFFICER

     The foregoing accurately discloses the material change referred to herein.

DATED at Markham, Ontario this 13th day of March, 2003.

                                      COOLBRANDS INTERNATIONAL INC.


                                      By: /s/ Michael Serruya
                                          --------------------------------------
                                           Michael Serruya
                                           Co-Chairman of the Board of Directors




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                                  Appendix "A"

                                   NEWS FROM:
                         COOLBRANDS INTERNATIONAL, INC.

8300 Woodbine Avenue, 5th Floor                        Contact: Michael Serruya
Markham, Ontario, Canada, L3R 9Y7                      Telephone: (905) 479-8762

FOR IMMEDIATE RELEASE: March 4, 2003

         COOLBRANDS AGREES TO PURCHASE ICE CREAM AND DISTRIBUTION ASSETS
                             FROM DREYERS AND NESTLC

     CoolBrands International Inc. (TSX: COB.A) (CoolBrands) announced today that Integrated Brands, Inc., its wholly owned subsidiary, has entered into an agreement with Dreyer's Grand Ice Cream, Inc. (NNM: DRYR) (Dreyer's) and Nestle Ice Cream Company, LLC (NICC), a subsidiary of Nestle Holdings, Inc. (Nestle), for the sale and purchase of certain ice cream and distribution assets, contingent upon the completion of the proposed transactions among Dreyer's, NICC and Nestle.

     Under the asset purchase agreement signed today, Dreyer's has agreed to sell to CoolBrands the Dreamery'r' and Whole Fruit'TM' Sorbet brands and, subject to the receipt of required third-party consents, the Godiva'r' ice cream brand. NICC has agreed to sell its frozen dessert distribution assets in certain metropolitan areas in the States of Washington, Oregon, Florida, California, Pennsylvania, New Jersey and Maryland and the District of Columbia. In addition, the parties have agreed to enter into a number of ancillary agreements relating to such assets.

     Dreyer's and Nestle have entered into the transaction with CoolBrands to address concerns of the Federal Trade Commission (FTC) arising out of the transaction between Dreyer's and Nestle. The parties have commenced discussions with the FTC regarding the terms of the proposed sale to CoolBrands and will continue to work with the FTC to reach a mutually acceptable resolution in the event that the FTC has any continuing concerns, which the proposed transaction does not address.

     About Dreyer's

     Dreyer's manufactures and distributes ice cream and other frozen dessert products. The company's products are marketed under the Dreyer's brand name throughout the western states and Texas, and under the Edy's'r' name throughout the remainder of the United States. Dreyer's (together with Edy's) is the best selling brand of packaged ice cream in the country. Internationally, the Dreyer's brand extends to select markets in the Far East and the Edy's brand to the Caribbean and South America. Brands currently manufactured and distributed by Dreyer's include Grand, Grand Light'r', Homemade, Dreamery'r', Whole Fruit'TM' Sorbet, M&M/Mars, Starbucks'r', Godiva'r' and Healthy Choice'r'. For more information on the company, please visit www.dreyersinc.com.

     Edy's, the Dreyer's and Edy's logo design, Dreamery, Grand Light, Homemade, Whole Fruit, are all trademarks or tradenames of Dreyer's Grand Ice Cream, Inc. All other trademarks and tradenames are




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     owned by their respective companies. 'c' 2002 by Dreyer's Grand Ice Cream,
     Inc. All rights reserved.

Investors and security holders are urged to read the Registration Statement filed by New December, Inc. in connection with the Nestle transaction referenced above. Investors and security holders may obtain a free copy of the Registration Statement and documents filed by Dreyer's with the SEC at the SEC's web site at www.sec.gov.

These documents may also be obtained free of charge from Dreyer's by directing a request to:

                          Dreyer's Grand Ice Cream, Inc.
                          Attn: Investor Relations
                          5929 College Avenue
                          Oakland, California 94618-1391

About CoolBrands

CoolBrands markets Eskimo Pie'r', Chipwich'r' and Fruit-A-Freeze'r' branded frozen novelties and frozen dessert products. Eskimo Pie'r' created the frozen novelty industry in 1921 when its founder, Christian K. Nelson, invented the chocolate-coated ice cream bar. Today, more than 80 years later, Eskimo Pie'r' remains one of the best-known and most widely distributed of all frozen novelty brands. The Company also markets a broad range of frozen novelties and frozen dessert products under the Tropicana'r', Welch's'r', Weight Watchers'r' Smart Ones'r', Betty Crocker'r', Trix'r', Yoplait'r', Colombo'r' and Yoo Hoo'r' brand names pursuant to long-term licensing agreements. In addition, CoolBrands franchises and licenses frozen dessert outlets operated under a Family of Brands including Yogen Fruz'r', I Can't Believe It's Yogurt'r', Bresler's'r', Swensen's'r', Golden Swirl'r', Ice Cream Churn'r', and Java Coast'r' Fine Coffees, with company-owned, franchised and non-traditional partnership locations in approximately 80 countries around the world. Coolbrands' Foodservice Division is a leading manufacturer and supplier of premium soft serve ice cream, frozen yogurt, custard and smoothies to the foodservice industry. The Company also manufactures and sells a full line of quality flavors, chocolate coatings, fudge sauces, powders for chocolate milk, egg nog bases and other ingredients and flexible packaging products for use in private label dairy products in addition to the Company's brands.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995:

Information in this release relating to the Company's future plans and performance are "forward looking statements" and, as such, involve certain risks and uncertainties that could cause actual results to vary materially. Potential risks and uncertainties include, but are not limited to: (1) the highly competitive nature of the frozen dessert market and the level of consumer interest in the Company's products, (2) product costing, (3) the weather, (4) the performance of management, including management's ability to implement its plans as contemplated, (5) the Company's relationships with its customers, franchisees, licensees and licensors, and (6) government regulation.



                          STATEMENT OF DIFFERENCES
                          ------------------------

 The trademark symbol shall be expressed as............................. 'TM'
 The copyright symbol shall be expressed as............................. 'c'
 The registered trademark symbol shall be expressed as.................. 'r'